Exhibit 12.1

Qorvo, Inc.
Computation of Consolidated Ratio of Earning to Fixed Charges
(Unaudited)
($ in thousands)

	Quarter Ended	Fiscal Year Ended
	July 2, 2016	April 2, 2016	March 28, 2015	March 29, 2014	March 30, 2013	March 31, 2012
Pre-tax income (loss) from continuing operations *	$(9,668)	$(2,862)	$121,240	$23,873	$(25,899)	$15,628
(Income) loss from equity investee	—	—	—	(2,146)	4	(1,631)
Fixed charges	19,328	33,203	5,424	10,411	10,257	13,773
Capitalized interest	(2,967)	(5,210)	—	(899)	(389)	(345)
Amortization of capitalized interest	131	373	486	504	390	301
Total adjusted earnings available for fixed charges	$6,824	$25,504	$127,150	$31,743	$(15,637)	$27,726

Fixed charges:
Interest expense	$14,867	$22,687	$837	$390	$739	$1,621
Capitalized interest	2,967	5,210	—	899	389	345
Amortization of discount and debt issuance costs	320	629	584	5,593	5,793	9,376
Portion of rent expense representing interest **	1,174	4,677	4,003	3,529	3,336	2,431
Total fixed charges	$19,328	$33,203	$5,424	$10,411	$10,257	$13,773

Consolidated ratio of earnings to fixed charges	N/A***	N/A***	23.4x	3.0x	N/A***	2.0x

* Information presented prior to January 1, 2015 does not include TriQuint's results of operations and as a result, the information may not be comparable.
** The portion of operating rental expense that management believes is representative of the interest component of rent expense is estimated to be one-third of rental expense.
*** Earnings for the quarter ended July 2, 2016 and the fiscal years ended April 2, 2016 and March 30, 2013 were inadequate to cover fixed charges by approximately $12.5 million, $7.7 million and $26.0 million, respectively.